| -------------------------|
                   UNITED STATES            | OMB APPROVAL             |
         SECURITIES AND EXCHANGE COMMISSION | OMB Number:              |
              Washington, D.C. 20549        | Expires:                 |
                                            | Estimated average burden |
                                            | hours per response. . .  |
                     FORM 12b-25            | -------------------------|

             NOTIFICATION OF LATE FILING        |----------------------|
                                                |   SEC FILE NUMBER    |
                                                |       1-9037         |
                                                |----------------------|
                                                |----------------------|
                                                |     CUSIP NUMBER     |
                                                |----------------------|
(Check One):
[ ] Form 10-K [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

       For Period Ended:  December 31, 1996
                          -----------------
       [ ]Transition Report on Form 10-K
       [ ]Transition Report on Form 20-F
       [ ]Transition Report on Form 11-K
       [ ]Transition Report on Form 10-Q
       [ ]Transition Report on Form N-SAR

       For the Transition Period Ended: ________________________________

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| Read Instruction (on back page) Before Preparing Form.               |
| Please Print or Type.                                                |
| Nothing in this form shall be construed to imply that the Commission |
| has verified any information contained herein.                       |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                           Not Applicable
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PART I - REGISTRANT INFORMATION

                   International Technology Corp.
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Full Name of Registrant

                           Not Applicable
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Former Name if Applicable

                       2790 Mosside Boulevard
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Address of Principal Executive Office (Street and Number)


                        Monroeville, PA 15146
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due, in part, to the Company's relocation of its executive offices from Torrance, California to Monroeville, Pennsylvania, the Registrant has not yet completed for filing its Form 5500. The Registrant's Form 5500 is not required to be filed with the Securities and Exchange Commission until approximately 30 days after the prescribed due date of the Registrant's Form 11-K, which was originally due June 30, 1997.
Because the information required from the Registrant for the filing of both its Form 5500 and Form 11-K is substantially the same, the filing of the Form 11-K on or before June 30, 1997 would require unreasonable effort and expense to the Registrant and the Registrant seeks relief from timely filing its Form 11-K pursuant to Rule 12b-25(b).

In accordance with Rule 12(b)-25(b)(2) of the Securities and Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form
12b-25, the Registrant undertakes to file its Form 11-K within 15 calendar days following the Form 11-K's prescribed due date of June 30, 1997.

Supplementally, please be advised that June 24, 1997 is the effective date of the Registrant's relocation from Torrance, California to Monroeville, Pennsylvania.

                                        (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

     Name and telephone number of person to contact in regard to this notification

(1)
         James M. Redwine           (412)                372-7701
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             (Name)              (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
     report(s).                                    [X] Yes  [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                    [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                   International Technology Corp.
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            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       June 27, 1997          By       /s/ ANTHONY J. DELUCA
     --------------------------      ----------------------------------
                                           Anthony J. DeLuca
                                             President and
                                     Acting Chief Executive Officer